--------------------------------------------------------------------------------
SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                             --------------------------------
                       UNITED STATES                             OMB APPROVAL
                                                             --------------------------------
             SECURITIES AND EXCHANGE COMMISSION              OMB Number: 3235-0145
                                                             --------------------------------
                   WASHINGTON, D.C. 20549                    Expires: December 31, 2005
                                                             --------------------------------
                                                             Estimated average burden
                                                             hours per response . . . . . 11
                                                             --------------------------------




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                   Michael Weiss                   Eleazer Klein
          Prentice Capital Management, LP    Schulte Roth & Zabel LLP
           623 Fifth Avenue, 32nd Floor          919 Third Avenue
                New York, NY 10022              New York, NY 10022
                  (212) 756-8040                  (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 2 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         7,934,263 (see Item 5)
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      7,934,263 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        7,934,263 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        9.99% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 3 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital GP, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         747,526 (see Item 5)
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
               -----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      747,526 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        747,526 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        0.94% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 4 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Management GP, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         7,934,263 (see Item 5)
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      7,934,263 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        7,934,263 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        9.99% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 5 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Partners QP, LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         362,365 (see Item 5)
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      362,365 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        362,365 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        0.46% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 6 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Partners, LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         53,583 (see Item 5)
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      53,583 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        53,583 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        0.07% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 7 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Offshore, Ltd.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         1,140,620 (see Item 5)
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,140,620 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,140,620 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        1.44% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 8 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d)or 2(e)                           [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         7,934,263 (see Item 5)
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      7,934,263 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        7,934,263 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        9.99% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP NO.      961840105                                    PAGE 9 OF 18 PAGES
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Charles G. Phillips
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      2,320,000 (See Item 5)
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY         0
   OWNED BY    -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          2,320,000 (See Item 5)
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,320,000 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        3.00% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

        Reference is made to the Statement on Schedule 13D filed on May 12, 2005, as amended on August 4, 2005, August 26, 2005 and November 2, 2005 (the "SCHEDULE 13D"), on behalf of Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), Prentice Capital GP, LLC ("PRENTICE CAPITAL GP"), Prentice Management GP, LLC ("PRENTICE MANAGEMENT GP"), Prentice Capital Partners QP, LP ("PRENTICE CAPITAL PARTNERS QP"), Prentice Capital Partners, LP ("PRENTICE CAPITAL PARTNERS"), Prentice Capital Offshore, Ltd. ("PRENTICE CAPITAL OFFSHORE"), Michael Zimmerman ("MR. ZIMMERMAN") and Charles G. Phillips ("MR. PHILLIPS" and, together with Prentice Capital Management, Prentice Capital GP, Prentice Management GP, Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and Mr. Zimmerman, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). This Amendment No. 4 to the Schedule 13D amends the Schedule 13D as follows.

        The changes in the number of shares and percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflect the conversion of certain notes into Class A Common Stock, the sale of such Class A Common Stock and the effect of the Blocker limiting beneficial ownership.

        The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

        All capitalized terms used but not defined herein shall have the definitions assigned to them in the Schedule 13D.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is amended and restated as follows:

        If the Blocker were not in place, as of the date hereof the following persons may be deemed to own the amount of Common Stock set forth below:

       o PRENTICE CAPITAL PARTNERS QP. 362,365 shares (representing 237 shares of Series C Preferred Stock that are initially convertible into 79,000 shares of Common Stock, warrants initially exercisable into 282,691 shares of Common Stock and 674 shares of Common Stock);

       o PRENTICE CAPITAL PARTNERS. 53,583 shares (representing 36 shares of Series C Preferred Stock that are initially convertible into 12,001 shares of Common Stock, warrants initially exercisable into 41,465 shares of Common Stock and 117 shares of Common Stock);

       o PRENTICE CAPITAL OFFSHORE. 1,140,620 shares (representing 746 shares of Series C Preferred Stock that are initially convertible into 248,666 shares of Common Stock, warrants initially exercisable into 889,782 shares of Common Stock and 2,172 shares of Common Stock);

       o MANAGED ACCOUNTS (OTHER THAN SAC). 331,578 shares (representing 215 shares of Series C Preferred Stock that are initially convertible into 71,666 shares of Common Stock, warrants initially exercisable into 259,276 shares of Common Stock and 636 shares of Common Stock);

       o SAC. 22,351,716 shares (representing 6,040 shares of Series C Preferred Stock that are initially convertible into 2,013,333 shares of Common Stock, warrants and notes initially exercisable into 6,879,573 shares of Common Stock and 3,458,810 shares of Common Stock); and

       o MR. PHILLIPS. 2,320,000 shares (including 558 shares of Series C Preferred Stock that are initially convertible into 186,000 shares of Common Stock and warrants and notes initially exercisable into 2,133,337 shares of Common Stock and 667 shares of Common Stock).

        Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore, the Managed Accounts and Mr. Phillips are referred to herein as the "INVESTORS".

        Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts purchased their shares with their investment capital. Mr. Phillips purchased his shares with personal funds.

ITEM 5.          INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is amended and restated as follows:

        (a) As of the date of this Schedule 13D, (i) Prentice Capital Management may be deemed to beneficially own 7,934,263 shares (including 4,350,500 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock), (ii) Prentice Capital GP may be deemed to beneficially own 747,526 shares (representing 488 shares of Series C Preferred Stock that are initially convertible into 162,666 shares of Common Stock, warrants initially exercisable into 583,433 shares of Common Stock and 1,427 shares of Common Stock), (iii) Michael Zimmerman may be deemed to beneficially own 7,934,263 shares (including 4,350,500 shares issuable upon exercise of warrants) and (iv) Mr. Phillips may be deemed to beneficially own 2,320,000 shares (including 558 shares of Series C Preferred Stock that are initially convertible into 186,000 shares of Common Stock and warrants and notes initially exercisable into 2,133,333 shares of Common Stock). The shares that Mr. Zimmerman may be deemed to beneficially own represent 9.99% of the shares of Common Stock outstanding based on based upon the 69,071,412 Shares stated to be outstanding by the Company as of April 12, 2006.

        (b) Prentice Capital Management has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Offshore beneficially owns as of the date hereof. Prentice Capital Management has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that SAC beneficially owns as of the date hereof. Mr. Phillips has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he beneficially owns as of the date hereof. Prentice Capital GP has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Partners, Prentice Capital Partners QP and the Managed Accounts (other than SAC) beneficially own as of the date hereof.

        (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected by SAC pursuant to Rule 144.

        (d) The limited partners or shareholders of Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts (other than SAC) have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock in accordance with their respective ownership interests in their respective funds.

        (e) Not applicable.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated April 12, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

2. List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

                                   SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By: /S/ MICHAEL WEISS
    ------------------------------------------
   Name:  Michael Weiss
   Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By: /S/ MICHAEL ZIMMERMAN
    ------------------------------------------
    Name:  Michael Zimmerman
    Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP

By:  Prentice Capital GP, LLC, its general partner




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP

By: Prentice Capital GP, LLC, its general partner




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.

By: Prentice Capital Management, LP, its investment manager




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




/S/ MICHAEL ZIMMERMAN
------------------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS




/S/ CHARLES G. PHILLIPS
------------------------------------------
Charles G. Phillips

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated April 12, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

2. List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 12, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By: /S/ MICHAEL ZIMMERMAN
    ------------------------------------------
    Name:  Michael Zimmerman
    Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP

By: Prentice Capital GP, LLC, its general partner




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP

By  Prentice Capital GP, LLC, its general partner




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.

By:  Prentice Capital Management, LP, its investment manager




By: /S/ MICHAEL WEISS
    ------------------------------------------
    Name:  Michael Weiss
    Title:  Chief Financial Officer

MICHAEL ZIMMERMAN





/S/ MICHAEL ZIMMERMAN
------------------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS




/S/ CHARLES G. PHILLIPS
------------------------------------------
Charles G. Phillips

                                    EXHIBIT B

                              LIST OF TRANSACTIONS


            Name                  Date      Number of Shares     Price Per Share
                                            Purchased/ (Sold)

SAC                              4/10/06      (3,000,000))         $5.95

SAC                              4/10/06      (3,000,000))         $5.95